  

25 YEARS OF ONLINE ADVERTISING EXPERTISE

REAL REVENUE GENERATION FOR B2B & B2C

FRACTIONAL CHIEF MARKETING OFFICER

AS YOU DO BETTER WE DO BETTER

Ted Huffman (He/Him) · 3rd

President at Addion

Bellevue, Washington, United States · **Contact info**

500+ connections

 **Addion**

Georgetown College

Experience


President
Addion

Jun 2012 – Present · 9 yrs 5 mos

Granada Hills, CA

Agency focusing on bottom-line revenue generation for B2B and B2C clients. We put a significant portion of our fees up as a profit incentive if we can beat your revenue targets on a monthly basis. We focus on valuable channels such as online paid media, and SEO that can lift your key metrics.

We think what makes us different is our relentless focus on your results. Because every month we have to prove ourselves, we have a somewhat obsessive focus on setting measurable goals and working to hit those. Weekly we give reports that show our real results a ...see more


Advisor
hobbyDB

2014 – Present · 7 yrs

A technology platform for managing billions of collectable products. It's also more than just a place to research, browse and reminisce. The database powers a collection management system where users can upload images and record data about their own collectibles to keep track of them.   ...see more


Managing Director
Ionic Media

Jul 2002 – Sep 2012 · 10 yrs 3 mos

Ionic Media Group offers creative marketing solutions to build your business. We develop the strategy and then we use the most cost-effective means to fuse direct response marketing with branding to drive results for you.

...see more


Director of Internal Applications, Director of Technology Planning
Overture

Apr 1999 – Apr 2002 · 3 yrs 1 mo

Overture (formerly GoTo.com) is the originator of pay-for-performance search engine marketing. Designed, architected and managed delivery of the internal architecture of Overture, receiving several patents in the US. Also oversaw all technology project execution. Joined GoTo pre-IPO and help take revenues to $750mm. Overture is now a division of Yahoo!


Director of Internal Applications
GoTo.com (Overture/Yahoo Search Marketing)

1999 – 2002 · 3 yrs

Show 2 more experiences ⌄

Education


Georgetown College
B.A., English
1986 – 1989


California State University, Northridge
MA, Speech Communications
1989 – 1991

Volunteer experience


Early Stage Marketing



The Trevor Project
Civil Rights and Social Action

Helped with early search engine optimization efforts for The Trevor Project



Web Developer
BREAKING THE CHAINS FOUNDATION
Children